

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 2, 2013

<u>**Via E-Mail**</u>

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

>   **Re: Obagi Medical Products, Inc.**
>   **Schedule TO-T filed March 26, 2013 by Odysseus Acquisition Corp.,**
>   **Valeant Pharmaceuticals International and Valeant**
>   **Pharmaceuticals International, Inc.**
>   **SEC File No. 005-82589**

Dear Mr. Arcano:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

<u>Sources and Amount of Funds, page 26</u>

1.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

<u>Background of the Offer, page 26</u>

2.   Please revise the language in the first paragraph of this section that disclaims responsibility for certain disclosure. You may not disclaim your own disclosure.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions